July 1, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AmeriGas Partners, L.P.
Registration Statement on Form S-3 (Registration No. 333-186316)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AmeriGas Partners, L.P. (the “Partnership”) hereby requests acceleration of the effective date of the Partnership’s Registration Statement on Form S-3 (Registration No. 333-186316) (the “Registration Statement”) so that the Registration Statement becomes effective at 2:00 p.m., Eastern Time, on Wednesday, July 3, 2013, or as soon as practicable thereafter.

The Partnership acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERIGAS PARTNERS, L.P. a Delaware limited partnership

By:	AMERIGAS PROPANE, INC., a Pennsylvania corporation, its general partner

By:	/S/ ROBERT J. CANE
Name:	Robert J. Cane
Title:	Controller and Chief Accounting Officer